CONFORMED  SUBMISSION  TYPE:     NT  10-K

FILER:

COMPANY  DATA:

COMPANY  CONFORMED  NAME:             CLAREMONT  TECHNOLOGIES  CORP
CENTRAL  INDEX  KEY:                  0001130128
STANDARD INDUSTRIAL CLASSIFICATION:   SERVICES-PREPACKAGED  SOFTWARE  [7372]
IRS  NUMBER:                          980338263
STATE  OF  INCORPORATION:             NV
FISCAL  YEAR  END:                   0930

FILING  VALUES:
     FORM  TYPE:          NT  10-K
     SEC  ACT:            1934  Act


             U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington,  D.C.  20549

                          FORM  12b-25

Commission  File  Number:  000-50240

Notification  of  Late  Filing  (Check  One):  [X] Form 10-KSB [ ] Form 20-F [ ]
Form  11-K  [  ]  Form  10-QSB  [  ]  Form  N-SAR

For  Period  Ended:  September  30,  2004

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part  I  -  Registrant  Information:
-------------------------------

                     CLAREMONT  TECHNOLOGIES  CORP.
                   --------------------------------
                       Full  Name  of  Registrant
                           NOT  APPLICABLE
                           --------------
                     Former  Name  if  Applicable
      1374  Cartier  Place,  Vancouver,  BC,  Canada  V6P  2W9
         -------------------------------------------------------
               Address  of  Principal  Executive  Office

Part  II  -  Rules  12b-25(b)  and  (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part  III  -  Narrative
--------------------

State  below  in  reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-
QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Management was unable to obtain the business information necessary to complete the preparation of the Company's financial statements for the fiscal year ended September 30, 2004 and the audit of these financial statements by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

Part  IV  -  Other  Information
---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

                    Daniel  Steer           604  266  0132
                   ---------------          ---   --------
                      (Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If  the  answer  is  no,  identify  report(s).  [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLAREMONT  TECHNOLOGIES  CORP
--------------------------------
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December  29,  2004     By:  /s/  Daniel  Steer
                               -------------------------
                        Chairman,  Chief  Executive  Officer